LEHMAN BROTHERS INCOME FUNDS
                                605 Third Avenue
                          New York, New York 10158-0180


November 5, 2008

VIA EDGAR
---------

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

     Re:    Lehman Brothers Income Funds. - Post-Effective Amendment No. 68
                 --Neuberger Berman Cash Reserves, Investor Class
                   (File Nos. 002-85229 and 811-03802)
            Form Type: 485APOS; Accession Number: 0000898432-08-000915
            Application for Withdrawal
            ---------------------------------------------------------------

Dear Mr. Hallock:

     The Lehman Brothers Income Funds (the "Registrant") hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of Post-Effective Amendment No. 68 (the "Post-Effective Amendment") to the Registrant's Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the Securities and Exchange Commission on September 8, 2008 (Accession No. 0000898432-08-000915). The Post-Effective Amendment was filed to incorporate proposed changes to Neuberger Berman Cash Reserves' investment policy, whereby the Fund would change to a hub-and-spoke structure and would invest all of the its net investable assets in a corresponding master fund. Subsequent to the filing of the Post-Effective Amendment, the Registrant has determined that it would be in the Fund's best interest not to enter into a hub-and-spoke structure at this time. Accordingly, the Registrant requests the withdrawal of the Post-Effective Amendment. The Registrant confirms that no securities were sold in connection with the proposed offering pursuant to the Post-Effective Amendment.

     If you have any questions concerning the foregoing, please do not hesitate to contact Fatima Sulaiman of K&L Gates LLP, counsel to the Registrant, at (202) 778-9223.


                                   Sincerely,

                                   LEHMAN BROTHERS INCOME FUNDS

                                   By:  /s/ Robert Conti
                                        --------------------
                                        By: Robert Conti
                                        Executive Vice President